Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Earnings (loss) from continuing operations	$113	$733	$(960)	$919
Discontinued operations	88	290	39	258

Net earnings (loss)	201	1,023	(921)	1,177
Effect of dilutive securities	—	—	—	20

Net earnings (loss) - assuming dilution	$201	$1,023	$(921)	$1,197

Average common shares outstanding	482.5	486.0	485.2	486.0
Effect of dilutive securities
Profit sharing plan	2.1	1.0	—	1.2
Stock options	0.3	0.1	—	0.3
Dilutive securities	—	20.0	—	20.0

Average common shares outstanding - assuming dilution	484.9	507.1	485.2	507.5

Earnings (loss) per common share from continuing operations	$0.23	$1.51	$(1.98)	$1.89
Discontinued operations	0.19	0.59	0.08	0.53

Net earnings (loss) per common share	$0.42	$2.10	$(1.90)	$2.42

Earnings (loss) per common share from continuing operations - assuming dilution	$0.23	$1.46	$(1.98)	$1.85
Discontinued operations	0.19	0.57	0.08	0.51

Net earnings (loss) per common share - assuming dilution	$0.42	$2.03	$(1.90)	$2.36

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented.